Exhibit (l)

FORM OF INITIAL CAPITAL AGREEMENT

THIS INITIAL CAPITAL AGREEMENT is entered into as of October 16, 2015 by and between POINTBREAK ADVISERS LLC with its principal office at 915 Creed Road, Oakland CA 94610 (“Purchaser”) and POINTBREAK ETF TRUST, a Delaware statutory trust, with its principal office at 915 Creed Road, Oakland, CA 94610 (the “Trust”).

In consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	The Trust hereby issues and sells to the Purchaser, and the Purchaser hereby purchases, 6,667 shares (the “shares”) of the Pointbreak Buyback Index Fund (the “Fund”), a series of the Trust, for a total aggregate cash price of $100,000 the receipt and sufficiency of which is hereby acknowledged by the Trust.

2.	The Purchaser hereby represents that it is purchasing the shares for investment only and not with a view to reselling or otherwise redistributing the shares. Specifically, the shares are being purchased pursuant to Section 14 of the Investment Company Act of 1940, as amended, to serve as the seed capital for the Fund prior to commencement of the public offering of the Fund’s shares.

3.	The Trust represents that the shares are fully paid and non-assessable.

IN WITNESS WHEREOF, the Trust, on behalf of the Fund, and the Purchaser have executed this Agreement as of October 16, 2015, to be effective of the same day.

POINTBREAK ADVISERS LLC

By:	/s/ Howard Mah
Chief Financial Officer

POINTBREAK ETF TRUST

By:	/s/ Howard Mah
Principal Financial and Accounting Officer